Mail Stop 4561

February 26, 2009

<u>VIA U.S. MAIL AND FAX (404) 364-0088</u>

James A. MacLennan
Chief Financial Officer
Lodgian, Inc.
3445 Peachtree Road, N.E.
Suite 700
Atlanta, GA 30326

> **Re: Lodgian, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed March 12, 2008**
> **Definitive Proxy Statement**
> **Filed March 12, 2008**
> **File No. 001-14537**

Dear Mr. MacLennan:

We have reviewed your response letter dated January 22, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Management's Discussion and Analysis

Income Statement Overview, page 32

1. We note your response to comment 2 of our letter dated December 8, 2008. In your response, you state that you identify particular hotels that you compete with in each market in determining the "RevPar Index." Please identify the hotels you utilize for this comparison in future filings. Also, explain in more detail how you determine the hotels that you consider competitive in each market and how often you adjust the hotels in each competitive set. Please clarify how you determine the competitive set that you use for "All Continuing Operations," "Continuing Operations less one hotel closed in 2006 due to fire and hotels under renovation in 2006 and 2007," and "Hotels completing major renovations in 2006 and 2007."

Definitive Proxy Statement filed March 12, 2008

Executive Compensation

Compensation Discussion and Analysis, page 14

2. We note your response to comment 6 of our letter. In your response you state that you utilize a survey in determining compensation and do not know the identities of the companies utilized in the survey. However, on page 18, you state that you use a selected peer group in determining discretionary awards. Additionally, in response to comment 7, you state that awards made under the amended plan will be made after comparing the performance of your stock with a designated peer group. Please identify these companies in future filings or revise your disclosure to clarify how you make these determinations with respect to these compensation awards.

* * * *

James A. MacLennan
Lodgian, Inc.
February 26, 2009
Page 3

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney Advisor, at (202) 551-3585 or Karen Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Kevin Woody
Branch Chief